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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM 10 - SB
                                 Amendment No. 2


      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
       UNDER SECTION 12 (b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                             Scope Industries, Inc.
                                formerly known as
                           Keystone Silver Mines, Inc.
                    -----------------------------------------
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)


Idaho                                      82 6008705
-------                                    ------------
(STATE OR OTHER JURISDICTION OF            (I.R.S. EMPLOYER INCORPORATION OR
ORGANIZATION)                               IDENTIFICATION NO.)

808 S. College, Suite 300, McKinney, TX 75069
------------------------------------------
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

(972) 529-1155
---------------------------
(ISSUER'S TELEPHONE NUMBER)


SECURITIES TO BE REGISTERED UNDER SECTION 12 (b) OF THE ACT:

TITLE OF EACH CLASS             NAME OF EACH EXCHANGE ON WHICH
TO BE SO REGISTERED             EACH CLASS IS TO BE REGISTERED

---------------------------     ------------------------------

---------------------------     ------------------------------

          SECURITIES TO BE REGISTERED UNDER SECTION 12 (g) OF THE ACT:

                                  Common Stock
                         ------------------------------
                                (TITLE OF CLASS)

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FORWARD LOOKING STATEMENTS

Scope Industries, Inc., ("SPIN" or the "Company") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "expect," "believe," "anticipate," "intend," "could," "estimate," "plans," or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. Factors that may affect the Company's results include, but are not limited to, the Company's limited operating history, its ability to produce additional products and services, its dependence on a limited number of customers and key personnel, its possible need for additional financing, its dependence on certain industries, and competition from its competitors. With respect to any forward-looking statements contained herein, the Company believes that it is subject to a number of risk factors, including: the Company's ability to implement its product strategies to develop its business in emerging markets; competitive actions; and, general economic and business conditions. Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the Securities and Exchange Commission.

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INFORMATION REQUIRED IN REGISTRATION STATEMENT

TABLE OF CONTENTS


Part I

Item 1.  Description of Business                                            4
Item 2.  Management's Discussion and Analysis
         or Plan of Operation                                               9
Item 3.  Description of Property                                           12
Item 4.  Security Ownership of Management and
         Others and Certain Security Holders                               12
Item 5.  Directors, Executives, Officers and
         Significant Employees                                             13
Item 6.  Remuneration of Directors and
         Executive Officers                                                16
Item 7.  Interest of Management and Others in
         Certain Transactions                                              17
Item 8.  Description of Securities                                         17

Part II

Item 1.  Market Price of and Dividends of the
         Registrant's Common Equity and Other
         Stockholder Matters                                               II-1
Item 2.  Legal Proceedings                                                 II-1
Item 3.  Changes in & Disagreements with Accountants
         On Accounting & Financial Disclosures                             II-2
Item 4.  Recent Sales of Unregistered Securities                           II-2
Item 5.  Indemnification of Directors and Officers                         II-3

Part F/S

Auditor's Report                                                           F-1
Financial Statements                                                       F-2
Supplemental Information                                                   F-10

Part III

Item 1.  Index to Exhibits                                                 III-1
Item 2.  Description of Exhibits                                           III-1

Signatures                                                                 III-2

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PART I

Item 1.  Description of Business.

General

The Company was organized July 19, 1954 (Date of Inception) under the laws of the State of Idaho, as Uranium Exploration Company and changed its name to Uranium Discovery & Development Company on October 18, 1954. The corporate purpose was to explore and develop uranium properties in Utah and in the silver and lead areas of Shoshone County, Idaho and Mineral County, Montana. The Company authorized 10,000,000 shares of common stock at $.05 per share par value.

On February 12, 1962, the Company changed its name to Keystone Silver Mines, Inc. In 1993, mining law changed with the result that a fee was placed on unpatented mining claims of $200.00 per claim for that year and $100.00 annual renewal fees in following years. The Board of Directors at the time dropped all but ten unpatented claims that it then held. Subsequently, the value of all mining claims was reduced to zero.

As of August 9, 1999, there were 9,034,868 shares of common stock outstanding. On that date, the Board of Directors authorized a 70 to 1 reverse split. Following the split, the Company had 129,070 shares outstanding. It then issued 220,000 shares in exchange for services rendered with the result that as of December 31, 1999, there were 349,070 shares of common stock outstanding. The 220,000 shares were issued to Neil Liebman, Esq., the attorney who assisted with all of the transactions which resulted in the present status of the Company.

As of December 31, 1998, the Company had an outstanding payable due to a majority shareholder totaling $100,000. As part of the August 9, 1999, an agreement was entered into with Jeff Johnson, whereby Mr. Johnson paid $100,000 directly to the majority shareholder. Pursuant to the agreement, as part of the Company's capital structure reorganization, Mr. Johnson received an option to purchase 5,000,000 shares of common stock at $.05 per share. An additional 1,000,000 shares of post-split common stock were issued to Mr. Johnson for services in connection with the reorganization.

As an additional part of the reorganization which occurred on August 9, 1999, the Company on April 11, 2000 acquired a working interest in an oil and gas property located in the State of Kansas in exchange for 625,000 post-split shares of common stock

On or about December 1, 2000, the Company changed its name from Keystone Silver Mines, Inc. to Scope Industries, Inc.

As of December 15, 2000, the Company had 3,307,070 shares of common stock outstanding. 149,070 of those common shares are held by the general public at large and can be freely traded on the open market. The balance of the common shares outstanding are unregistered and restricted having been issued pursuant to Section 4(2) of the Securities & Exchange Act of 1933, as amended. These securities contain a legend condition which restricts their sale to the general public for a period of one year from the date of issuance and which under certain circumstances may, in the future, be sold in compliance with Rule 144 adopted under the Securities Act. In general, under Rule 144, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company, who has beneficially owned restricted shares of Common Stock for at least one year is entitled to sell, in certain brokerage transactions, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class, or if the Common Stock is quoted on NASD or a stock exchange, the average weekly trading volume during the four calendar weeks immediately preceding the sale. A person who presently is not and who has not been an affiliate of the Company for at least three months immediately preceding the sale and who has beneficially owned the shares of Common Stock for at least two years is entitled to sell such shares under Rule 144 without regard to any of the volume limitations described above.

The stock options which were granted as discussed above were distributed as follows:

To S. Jeff Johnson, an option to purchase 5,000,000 shares at $.05 at any time within 2 years of August 9, 1999; to Harry F. Magnuson, an option to purchase 11,500 shares at $.05 at any time within 2 years of August 9, 1999; to Terry Dunne, an option to purchase 11,500 shares at $.05 at any time within 2 years of August 9, 1999; to Mark Absec, an option to purchase 500 shares at $.05 at any time within 2 years of August 9, 1999; to Dennis O'Brien, an option to purchase 500 shares at $.05 at any time within 2 years of August 9, 1999 to R. M. MacPhee, an option to purchase 500 shares at $.05 at any time within 2 years of August 9, 1999; and to Thomas R. Magnuson, an option to purchase 500 shares at $.05 at any time within 2 years of August 9, 1999. None of these options had been exercised as of April 20, 2000.

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After the reorganization which was completed on August 9, 1999, the Company no longer will seek to continue in the mining business and will now engage in the oil and gas business including production from currently owned operations and the acquisition and development of additional mid-continent oil and gas properties.

As noted above, on April 11, 2000, the Company purchased a 25% undivided interest in the oil and gas lease which the Company acquired from Scope Operating Company and Scope Operating Company will remain as the operator of the lease. Scope Operating Company, and other working interest participants, are the holder of the other 75% of the lease and will continue to own that portion of the leasehold.

During 1999, Scope Operating Company implemented a Phase I program that included ten producing wells. The ten wells were pulled, cleaned out, downhole pumps were repaired or replaced. New electrical wiring was installed throughout and a portion of a new storage facility was constructed. Initially, the ten wells were produced over a thirty day period with the result of approximately 10 to 12 barrels of oil production per day and good gas production with a ratio of an average water/oil of 50/50. All indications were that the property would flood successfully.

Phase II was completed in early 2000 bringing in a total of 21 producing oil wells, 7 injector wells and a single water supply well. The storage facility and injection plant were completed under this program.

Presently the wells are producing and all oil is sold pursuant to a division order dated April 1, 2000 to Cooperative Refining, LLC. Payment for the crude oil is adjusted on a daily basis and is based upon the common benchmark SPC West Texas Intermediate Sweet, plus $1.00 per barrel as a premium due to the fact that the oil produced is of high quality being 32 degree API gravity and because of the close proximity of the wells to the refinery.

The crude oil contract can be terminated at any time by either party. There are other purchasers in the area who would buy the oil if Cooperative Refining no longer wished to do so. Management of Scope Operating is confident that there will always be a ready market for the sale of the crude oil produced from the Felts Lease for as long as oil can be produced from it.

Revenues received are divided by the payment of 12 1/2 % to the landowner and 87 1/2 % to Scope Operating Company. Scope Operating then deducts the lease operating expenses from the gross revenue and distributes the net proceeds to the Company, Keystone, and other working interest participants in the leasehold.

It should be noted that the Company at this juncture only receives income from one customer, Scope Operating Company and presently has no other source of income. Should Scope Operating Company not pay Scope Industries or should the price of oil decline substantially, the income of Scope Industries would be substantially reduced or could be eliminated entirely.

Risk Factors

1. Conflicts of Interest. Certain conflicts of interest exist between the Company and its officers and director. They have other business interests to which they devotes attention, and they may be expected to continue to do so although management time should be devoted to the business of the Company. As a result, conflicts of interest may arise that can be resolved only through exercise of such judgment as is consistent with their fiduciary duties to the Company. For example, Jeff Johnson, president and majority shareholder of the Company, is also the sole shareholder of Scope Operating Company. Scope Operating Company is the operator for the Company's oil and gas property. Scope Operating Company receives the oil and gas revenue and pays the direct operating expenses of the property. Mr. Johnson completely controls the income flow to Scope Industries by being the sole owner of Scope Operating. This could result in a conflict of interest between Scope and the Registrant, Scope Industries. Furthermore, Dwight Brehm, who is also an officer and director of the Company, is involved directly in the operation of Scope Operating Company and is or maybe employed by Mr. Johnson in that entity. This could result in a direct conflict of interest between Scope Exploaration and Scope Industries.

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2. Need for Additional Financing. The Company has very limited funds, and such funds may not be adequate to take advantage of any available business opportunities. Even if the Company's funds prove to be sufficient to acquire an interest in, or complete a transaction with, a business opportunity, the Company may not have enough capital to exploit the opportunity. The ultimate success of the Company may depend upon its ability to raise additional capital. The Company has not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing. If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company. If not available, the Company's operations will be limited to those that can be financed with its modest capital. To date, other than the personal funds of Mr. Johnson, the Company has no outside ability to raise money.

3. Regulation of Penny Stocks. The Company's securities are subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. The shares of the Company have been selling between a low $.52 bid to a high $2.00 bid since August 19, 1999 when the Company filed its most recent Form 211 pursuant to Rule 15c2- 11. There has been little or no activity in the stock. However, based upon the Company's financial status, the stock may be considered a penny stock. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefore.

In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, and 15g-7 under the Securities Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of owners of Shares to sell the securities of the Company in any market that might develop for them.

Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and
(v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker- dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

4. No Operating History. The Company has completely altered its business since its formation, going from mining to oil and gas exploration and operation. The Company has no operating history in oil and gas operation, exploration and development and only recently purchased those assets and decided to enter that type of business. The Company faces all of the risks which the management believes are endemic for any new business which include the special risks inherent in the investigation, acquisition, or involvement in a new business opportunity. The Company must be regarded as a new or "start-up" venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

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5. No Assurance of Success or Profitability. There is no assurance that the
Company will acquire a favorable business opportunity. Even if the Company should become involved in a business opportunity, there is no assurance that it will generate revenues or profits, or that the market price of the Company's Common Stock will be increased thereby.

6. Impracticability of Exhaustive Investigation. The Company's limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before the Company commits its capital or other resources thereto. Even though Management will use its best efforts to comply with its fiduciary responsibility to the shareholders under all circumstances, in certain instances, Management decisions could be made without detailed feasibility studies, independent analysis, market surveys and the like which, if the Company had more funds available to it, would be desirable. The Company will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking the Company's participation. A significant portion of the Company's available funds may be expended for investigative expenses and other expenses related to preliminary aspects of completing an acquisition transaction, whether or not any business opportunity investigated is eventually acquired. As a result, the Company and Management may be more susceptible to derivative litigation or other shareholder action. Additionally, this approach may increase the likelihood of success of any such litigation.

7. Lack of Diversification. Because of the limited financial resources that the Company has, it is unlikely that the Company will be able to diversify its acquisitions or operations. The Company's probable inability to diversify its activities into more than one area will subject the Company to economic fluctuations within its target industry and therefore increase the risks associated with the Company's operations. The Company total dependence and reliance upon oil and gas revenues could be extremely dangerous should the price of oil or gas be reduced substantially thus resulting in the payment of revenues to the producer from the oil and gas buyer.

8. Other Regulation. An acquisition made by the Company may be of a business that is subject to regulation or licensing by federal, state, or local authorities. Compliance with such regulations and licensing can be expected to be a time-consuming, expensive process and may limit other investment opportunities of the Company.

9. Dependence upon Management; Limited Participation of Management. The Company currently has several key individuals who are serving as its officers and directors. The Company will be heavily dependent upon their skills, talents, and abilities to implement its business plan, and may, from time to time, find that the inability of the officers and directors to devote full time attention to the business of the Company results in a delay in progress toward implementing its business plan. Because investors will not be able to evaluate the merits of possible business opportunities by the Company, they should critically assess the information concerning the Company's officers and directors. The Company presently has no keyman insurance.

10. Lack of Continuity in Management. The Company does not have an employment agreement with its officers and directors, and as a result, there is no assurance that they will continue to manage the Company in the future.

11. Indemnification of Officers and Directors. The Company's By Laws provide for the indemnification of its directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person's promise to repay the Company therefore if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company which it will be unable to recoup.

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12. Dependence upon Outside Advisors. To supplement the business experience of its officers and directors, the Company may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. The selection of any such advisors will be made by the Company's President without any input from stockholders. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the Company. In the event the President of the Company considers it necessary to hire outside advisors, they may elect to hire persons who are affiliates, if they are able to provide the required services.

13. Leveraged Transactions. There is a possibility that any acquisition of a business opportunity by the Company may be leveraged, i.e., the Company may finance the acquisition of the business opportunity by borrowing against the assets of the business opportunity to be acquired, or against the projected future revenues or profits of the business opportunity. This could increase the Company's exposure to larger losses. A business opportunity acquired through a leveraged transaction is profitable only if it generates enough revenues to cover the related debt and expenses. Failure to make payments on the debt incurred to purchase the business opportunity could result in the loss of a portion or all of the assets acquired. There is no assurance that any business opportunity acquired through a leveraged transaction will generate sufficient revenues to cover the related debt and expenses.

14. Competition. The search for potentially profitable business opportunities is intensely competitive. The Company expects to be at a disadvantage when competing with many firms that have substantially greater financial and management resources and capabilities than the Company.

15. No Foreseeable Dividends. The Company has not paid dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future.

16. Loss of Control by Present Management and Stockholders. The Company may consider an acquisition in which the Company would issue as consideration for the business opportunity to be acquired an amount of the Company's authorized but un-issued Common Stock that would, upon issuance, represent the great majority of the voting power and equity of the Company. The result of such an acquisition would be that the acquired company's stockholders and management would control the Company, and the Company's management could be replaced by persons unknown at this time. Such a merger would result in a greatly reduced percentage of ownership of the Company by its current shareholders. In addition, the Company's President could sell his control block of stock at a premium price to the acquired company's stockholders.

17. Limited Public Market Exists. There is a very limited public market for the Company's common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

18. Blue Sky Considerations. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one.

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Item 2 Management's Discussion and Analysis or Plan of Operation

On April 11, 2000, the Company purchased a 25% undivided interest in the oil and gas lease which the Company acquired from Scope Operating Company. Scope will remain as the operator of the lease. Scope Operating Company, and other working interest participants, are the holder of the other 75% of the lease and will continue to own that portion of the leasehold.

Jeff Johnson, president and majority shareholder of the Company, is also the sole shareholder of Scope Operating Company. As noted above, Scope Operating Company is the operator for the Company's oil and gas property. Scope Operating Company receives the oil and gas revenue and pays the direct operating expenses of the property.

The lease is known as the Felts Lease which is located in the Cherokee Platform Province which extends from South Eastern Kansas and into part of South Western Missouri and North Eastern Oklahoma. The Cherokee Platform Province covers a total of 37 counties, is 235 miles long and 210 miles wide in an area of approximately 26,500 square miles. The Felts Lease consists of 90 acres within that broader expanse. The development of the Cherokee Platform Province began in the 1860's with drilling in Bourbon and Cherokee Counties in Kansas with the first discovery of oil in Allen County, Kansas in 1873. Local maps and production records for the area show that 200,000 wells have been drilled in the province and 431 fields larger than 1 MMBOE have been discovered. Those same records, when analyzed, demonstrate that by the end of 1990, over 5.3 billion barrels of oil had been discovered and 4.3 trillion cubic feet of gas had been discovered.

The Felts Lease is comprised of approximately 90 acres near Coffeyville, Kansas, approximately 110 miles Northeast of Tulsa, Oklahoma. The acreage is bound by a river on the West side and is adjacent to an improved roadway (State Highway 169) on the East.

Information obtained from local land records, from the local land owner and from other records available in the area demonstrate that from 1983 to 1984 29 wells were drilled East of the river. The original operator was Black Star Petroleum, now defunct, who operated those wells through 1984 and into 1985. Most of the wells were fully equipped and were oil wells or injection wells. Black Star produced approximately 17,000 barrels of oil over the two year period of 1984 and 1985 before declaring bankruptcy. The wells then sat idle for many years until the landowner began pumping 3 to 5 wells on an intermittent basis. The landowner has informed the Company that from mid 1993 through 1995, he recovered and received approximately $100,000.00 from oil sales. In 1999, the lease was sold to Scope Operating Company, the property was cleaned up and access to the wells was again established.

Oil production is from the Red Fork Sandstone at approximately 600 feet. The feature is a North East/South West trending sandbar with accumulations of over thirty feet of sand under some areas of the lease. Cores from an adjacent lease show the Red Fork to have an average porosity of 19% and an average permeability of 100 millidarcys. Engineering calculations indicate 240,000 barrels of recoverable oil under the Felts Lease with only 20,000 barrels having already been recovered. All 20,000 barrels were recovered with primary production methods. This leaves approximately 220,000 barrels recoverable by primary and secondary production methods according to the engineering report which the Company obtained from Ronald E. Cook, Professional Engineer.

Primary production methods generally refer to those methods whereby oil is pumped to the surface without assistance other than by the use of a pump jack which lifts the oil from the pool where it is found. Secondary production generally refers to the requirement that more sophisticated methods must be used to force the oil to the surface such as, for example, by pumping water into the hole to force the oil to the top or by the steam injection method which forces the oil to the top and up the pipe to the surface by pumping steam down the well and forcing the oil to the top.

All wells were drilled through the Red Fork, cased, cemented to surface, perforated and lightly fraced. This gives the operator logs of the formation as well as control over the injection fluids which will be used for secondary recovery. All of these factors should increase the amount of oil recovered and increase the effect of secondary recovery.

During 1999, Scope Operating Company implemented a Phase I program that included ten producing wells. The ten wells were pulled, cleaned out, downhole pumps were repaired or replaced. New electrical wiring was installed throughout and a portion of a new storage facility was constructed. Initially, Scope Operating's records demonstrate that the ten wells were produced over a thirty day period with the result of approximately 10 to 12 barrels of oil production per day and good gas production with a ratio of an average water/oil of 50/50. The engineer's report showed indications were that the property would flood successfully.

Phase II was completed in early 2000 bringing in a total of 21 producing oil wells, 7 injector wells and a single water supply well. The storage facility and injection plant were completed under this program.

Presently the wells are producing and all oil is sold pursuant to a division order dated April 1, 2000 to Cooperative Refining, LLC. Payment for the crude oil is adjusted on a daily basis and is based upon the common benchmark SPC West Texas Intermediate Sweet, plus $1.00 per barrel as a premium due to the fact that the oil produced is of high quality being 32 degree API gravity and because of the close proximity of the wells to the refinery.

The crude oil contract can be terminated at any time by either party. There are other purchasers in the area who would buy the oil if Cooperative Refining no longer wished to do so. Management of Scope Operating is confident that there will always be a ready market for the sale of the crude oil produced from the Felts Lease for as long as oil can be produced from it.

Revenues received are divided by the payment of 12 1/2 % to the landowner and 87 1/2 % to Scope Operating Company. Scope Operating then deducts the lease operating expenses from the gross revenue and distributes the net proceeds to the Company, Scope Industries, and other working interest participants in the leasehold. A list of the other working participants in the leasehold is attached as Exhibit 99.2 to this Registration Statement.

Revenues
--------

Presently, the Company receives income; its share of the production from the Felts Lease. For the nine months ended September 30, 2000 gross income totaled $14,025.00 compared to no income from the period ended September 30, 1999 since at that time, the Company was in development stage. As noted, total gross income for the nine month period was $14,025.00 resulting in a net operating loss of ($119,416.00) which resulted in a net loss attributable to common shareholders of $.05 per share, basic and diluted whereas for the nine month period ended September 30, 1999, again, the Company had no income and no expenses thus resulting in no loss attributable to common shareholders.

There were no revenues for the year ended December 31, 1999 and no revenue for the year ended December 31, 1998 since the Company was in its development stage until the beginning of the year 2000. Because the Company had not yet started operations, it had no profit and no loss during either 1998 or 1999.

Operating Expenses
------------------

Sales, General and Administrative

         Selling, general and administrative costs were $133,441.00 in the for the nine month period ended September 30, 2000 as compared to no expenses for the same nine month period ended September 30, 1999 representing an increase of 100%. This increase was primarily attributed to the fact that the Company had not yet started operations as of September 30, 1999 and was still in its development stage.

          There were no selling, general and administrative expense for the year ended December 31, 1999 and no expense during the year ended December 31, 1998.

Net Loss
--------

         Our net loss for the nine month period ended September 30, 2000 was ($119,416.00) as compared to no loss for the nine month period ended September 30, 1999. The increase in net loss was primarily attributable to the fact that the Company was in its development stage during 1999 and had no income and little expense. Loss per common share for the nine month period ended September 30, 2000 was ($0.05) as compared to a ($0.00) loss per common share for the nine months ended September 30, 1999. This increase in loss per common share was attributable to the fact that the Company had not yet commenced operations during the nine month period ended September 30, 1999.

         There was no loss for the year ended December 31, 1999 or for the year ended December 31, 1998 since the business had not yet commenced. Thus, there was no loss per common share for the year ended December 31, 1999 or for the year ended December 31, 1998.

Liquidity and Capital Resources
-------------------------------

         To date, we have funded our capital requirements for our current from cash flows from our operations and from the infusion of cash from the sale of restricted stock to qualified investors. Our cash position as of September 30, 2000 was $517,340.00 as compared to no cash as of September 30, 1999. During the first nine months of the year 2000, the Company had a net decrease in net cash from operating activities of ($20,000.00). The Company received net cash of $560,000.00 from financing activities resulting in net cash on hand of $517,340.00 at the end of this period after deducting other minor adjustments.

         We had no cash on hand as of December 31, 1999 and no cash as of December 31, 1998 because the Company did not start actual operations until the year 2000.

Our Capital Requirements
------------------------

         Our greatest cash requirements during the next two years will be the need for cash to purchase additional oil and gas properties.

         We are seeking to fund activities and other operating needs in the next two years from funds to be obtained through private equity sources.

         Subsequent to the next twenty-four months, we plan to finance our long-term operations and capital requirements with the profits and funds generated from the revenues from our oil and gas production. We may obtain future funding through new private financing and public offerings of debt and equity securities.

Item 3.  Description of Property.

The executive offices of the Company are housed in the space which is currently used by Scope Operating Company. Scope Operating Company pays all expenses in connection with that office including rent and other normal charges. Scope Industries does not pay any rent to Scope for the use of its space and does not lease any space from Scope Operating Company which would require the payment of rent.

On April 11, 2000, the Company purchased from Scope Operating Company an undivided 25% working interest in the Felts Oil Lease which is located in
Section 30-T34S-R17E, Montgomery County, Kansas containing 90 acres, more or less. The Company receives 18.75% of the net revenue from the sale of oil production from this lease. On May 25, 2000, Ronald L. Cook, Professional Engineer, Kansas License No. 5353, of Petroleum Consultants, Inc. estimated that the present fair market value of the portion of the leasehold held by the Company was $447,144.00. This valuation was based upon an average price of $25.00 per barrel for oil produced over the economic life of the property which was estimated to be 11 years. That appraisal was made on a non-escalated basis where price and expenses are constant over the economic life of the property.

In his appraisal, Mr. Cook stated that the lease has already produced approximately 20,000 barrels of oil and that combined primary and secondary recovery should recover an additional estimated 191,000 barrels of oil. He states that the initial phase of secondary recovery would be a waterflood followed by a polymer augmented flood where it is anticipated that the polymer flood would plug thief holes and improve areal and vertical sweep efficiency of the reservoir resulting in increased oil recovery that would not otherwise be possible.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

The Company presently has the following capitalization:

Free Trading Common Shares held
by a total of 1,673 shareholders       149,070

Restricted Shares Issued for
Services Rendered August 9, 1999     1,200,000

Restricted Shares Issued for
Oil & Gas Property April 11, 2000      625,000

Restricted Shares Issued for
$560,000 cash from 7 investors         560,000

Restricted Shares Issued to
Officers and Directors on
December 15, 2000                      510,000
                                     ---------
Total Shares Outstanding:            3,307,070

As noted above, the shares issued for services and the shares issued for the oil and gas property are restricted. These shares were issued pursuant to Section 4(2) of the Securities & Exchange Act of 1933, as amended. These securities contain a legend condition which restricts their sale to the general public for a period of one year from the date of issuance and which under certain circumstances may, in the future, be sold in compliance with Rule 144 adopted under the Securities Act. In general, under Rule 144, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company, who has beneficially owned restricted shares of Common Stock for at least one year is entitled to sell, in certain brokerage transactions, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class, or if the Common Stock is quoted on NASD or a stock exchange, the average weekly trading volume during the four calendar weeks immediately preceding the sale. A person who presently is not and who has not been an affiliate of the Company for at least three months immediately preceding the sale and who has beneficially owned the shares of Common Stock for at least two years is entitled to sell such shares under Rule 144 without regard to any of the volume limitations described above.

The following table sets forth, as of the date of this Registration Statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5.0% or more of the outstanding Common Stock of the Company. Also included are the shares held by all executive officers and directors as a group.

                                                                Number of
                                                                Shares Owned         Percentage
Title of Class        Name and Address                          Beneficially         Ownership
--------------        ----------------                          ------------         ----------
Common, $.05 Par      Scope Operating Company
                      808 S. College, Suite 300
                      McKinney, TX 75069                         625,000              18.89%
                      Sole Owner:
                      Jeff Johnson
                      808 S. College, Suite 300
                      McKinney, TX 75069

Common, $.05 Par      Jeff Johnson                             1,000,000              30.23%*
                      Chairman & Chief Executive Officer
                      808 S. College, Suite 300
                      McKinney, TX 75069

Common, $.05 Par      Neil Liebman, Esq.                         220,000               6.65%
                      24 Greenway Plaza, Suite 1826
                      Houston, TX 77046

Common, $.05 Par      Dwight Brehm                               500,000              15.12%
                      Secretary
                      808 S. College, Suite 300
                      McKinney, TX 75069

Common, $.05 Par      Ronald McDonald                             10,000               0.30%
                      Director
                      808 S. College, Suite 300
                      McKinney, TX 75069

Common, $.05 Par      Kevin Allodi                               500,000              15.12%
                      11445 79th Street
                      Burr Ridge, IL 60525

*Jeff Johnson has the right to exercise 5,000,000 options for 5,000,000 shares of common stock at any time until August 9, 2001. If he were to exercise these options, the percentage of ownership would change from the present 30.23% to a maximum of 86.50% if all of the options were exercised.

Jeff Johnson is Chairman of the Board of Directors and Chief Executive Officer of the Company. He is also President and the sole shareholder of Scope Operating Company which is the operator of the oil and gas property owned by the Company and is also a co-owner of that oil and gas property with the Company, Scope Operating Company owning 75% of the oil and gas property and KYMI owning the other 25% of that same oil and gas property.

As noted above, Mr. Johnson holds an option to purchase an additional 5,000,000 shares of common stock in the Company by the payment of $250,000.00 which may be exercised at any time prior to August 9, 2001 after which time the option expires. Should Mr. Johnson exercise these options, then his ownership percentage in the Company would increase to 86.50% of the Company's outstanding shares.

Neil Liebman, Esq. is counsel to the Company and received 220,000 shares of stock in exchange for legal services which he rendered in connection with the purchase of Company assets and the stock reorganization.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

The directors and executive officers currently serving the Company are as follows:

Name and Age          Current Position       Director Since     Officer Since
------------          ----------------       --------------     -------------

S. Jeff Johnson 34    Chairman of the Board, Aug. 9, 1999       Aug. 9, 1999
                      Chief Executive
                      Officer, Director

Dwight Brehm    43    Secretary, Director    Aug. 9, 1999       Aug. 9, 1999


Ronald McDonald 53    Director               Aug. 9, 1999

The directors were all originally named on August 9, 1999 to serve until the next annual meeting of the Company's shareholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. The next annual shareholders meeting will take place on December 1, 2001. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between the directors and officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer. The directors and officers of the Company will devote time to the Company's affairs on an "as needed" basis. As a result, the actual amount of time which they will devote to the Company's affairs is unknown and is likely to vary substantially from month to month.

Additionally, the officers were also appointed to their various positions on August 9, 1999 and have continued to hold those positions since that date.

The Company intends to engage other officers and add to the number of directors in the immediate future. Those changes will be reported on a Form 8-K at the appropriate time which will then be filed with the Securities & Exchange Commission.

Biographical Information

S. Jeff Johnson, Chairman of the Board, Chief Executive Officer.

Mr. Johnson has been involved in the oil and gas business since 1988, has assisted a number of small companies with financing and has acted as the operating partner in various oil and gas exploration programs. For the last 6 years, he has been President of Scope Operating Company. He is a Certified International Financier, is listed in International Who's Who, is a member of the Independent Petroleum Association of America, the Texas Independent Producer's Association and the Illinois Oil and Gas Association. He is a life time member of Cambridge Who's Who for Business Executives. He has served on the Capital Markets and the Crude Oil and Tax Committees of the Independent Petroleum Association of America and has served on two committees of the Texas Independent Producer's Association.

Dwight Brehm, Secretary, Chief Geologist, Director

Mr. Brehm is a second generation oil producer and has been engaged in the oil and gas exploration and production industry for more than 20 years. For the last five years, he has been Vice President of Scope Operating Company. He is a graduate of Kansas State University majoring in geology and is today on the Academic Advisory Board for the Kansas State University Geology Department where he has served since 1980. His past responsibilities have included direct supervision of 150 employees, 4 rotary drilling rigs and more than 400 producing wells at one time. Under Mr. Brehm's leadership, Brehm Oil once ranked as the largest independent oil company operating in the Illinois Basin. Mr. Brehm was employed by Brehm Oil Company as General Manager May 1979 - March 1981. He held several other positions within the company from June 1974 - April 1979. Petroleum Information, Inc. produces an industry publication that gathers data from crude oil purchasers and refineries, concerning crude oil sales on a monthly basis, as well as, annual reports. This data supports the fact that Brehm Oil Co. had crude oil sales for the calender year 1980, and monthly sales for January through April 1981 (the month Mr. Brehm left the company), that were the highest of any independent oil producer in Illinois. Mr. Brehm has worked in various capacities on oil and gas projects in Oklahoma, Illinois, Indiana, Kentucky, Wyoming, North Dakota, Montana, Colorado and other states. His past and present professional and civil affiliations included the American Association of Petroleum Geologists, the American Association of Petroleum Landmen, the Independent Petroleum Association of America, service on the board of directors of the Illinois Oil & Gas Association. He was a director of Mark Twain Bank of St. Louis, Missouri, and was also a director of the Bank of Illinois in Mount Vernon, Illinois. He is also a past president and life member of Optimist International and a life sponsor of Ducks Unlimited.

Ronald McDonald, Director

Mr. McDonald has owned and operated a number of successful restaurant chains in the Carolinas including Villa Inn's Italian Restaurants, the Ale Haus Restaurants, various Army and Navy Clubs and hotel properties. As a member of the family who originally developed McDonald's Restaurants, he is the author of "The Complete Hamburger" from Birch Lane Press and is a successful food writer for magazines and food publications. Other titles to his credit are: "Ronald L. McDonald's McBarbecue Book," "Ronald L. McDonald's Franchise Buyer's Guide" and "Shrimply Delicious." He is a frequent guest on the food channel and talk show quest on Sony Network's 1200 radio stations. He operated Villa Inn's Italian Restaurants and Ale Haus Restaurants from 1970 to 1973. He was also a principal and investor in Strength Energy Corporation, an oil and gas exploration company, of Dallas, Texas, which was dissolved in 1986 and Glencoe Trading International, a machinery and equipment dealer, which was dissolved in 1986. He has been the owner and operator of Reserve General Escrow Company since 1987 and owns and controls a number of domestic and international development companies including Ronald L. McDonald Real Estate and Construction, McDonald Development Ltd.

(U.K.), Prestige Homes N.W., Ltd. (U.K.), Pure Development (U.K.) and McDonald's Amusement Corporation (U.K.). A new restaurant chain is presently being developed under McDonald's Amusement Corporation to be known as Mad Mac's Funporium, a new chain of adult restaurants. McDonald's Amusement Corporation provides the games and other equipment for the restaurants. Pure Development was created for a low income housing project in the U.K., it and the other U.K. companies were never utilized and were dissolved. Mr. McDonald is also a member of the board of directors of American Kiosk Corporation, a publicly traded company that owns 72 "Zeros" Restaurants, the Inner City Fund, a tax exempt adult literacy foundation and is a 3rd degree Knight of Columbus.

Director's and Officer's Liability

A director or officer of the Corporation shall not be personally liable to this Corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve international or intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of the Article by stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts of omissions prior to such repeal of modification. Intentional misconduct means conduct which the person intended or intentionally set about to perform which was a knowing violation of law or fraud perpetrated on the company or its shareholders.

Indemnity

Every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she or a person with whom he or she is a legal representative, is or was a director of the Corporation, or who is serving at the request of the Corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Idaho from time to time against all expenses, liability and loss (including attorney's fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right and which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the Corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

Item 6.  Remuneration of Directors and Executive Officers

During the last three fiscal years, the Company has paid its officers and Directors as stated on the following schedule:


Name                     Annual                     Awards          Payouts
& Position               Comp.
--------------------------------------------------------------------------------------
              Year      Salary    Bonus   Other         Restricted           LTIP    Other
                                          Compensation  Stock      Options
Jeff Johnson
Chief Executive
Officer       1998*       -0-       -0-       -0-       None        None
              1999        -0-       -0-       -0-       1,000,000   None**
              2000        -0-       -0-       -0-       None        None

Dwight Brehm
Secretary
              1998*       -0-       -0-       -0-       None        None
              1999        -0-       -0-       -0-       None        None
              2000        -0-       -0-       -0-       500,000     None

Ronald McDonald
              1998*       -0-       -0-       -0-       None        None
              1999        -0-       -0-       -0-       None        None
              2000        -0-       -0-       -0-       10,000      None

* Neither Mr. Johnson nor Mr. Brehm were officers of the Company during 1998 and became officers only in August of 1999. Mr. McDonald is not an officer but is a director having become a director in August of 1999.

** Jeff Johnson received and holds an option to purchase an additional 5,000,000 shares of common stock in the Company by the payment of $250,000.00 which may be exercised at any time prior to August 9, 2001 after which time the option expires. These options were not compensation or in lieu of compensation. They were granted because as of December 31, 1998, the Company had an outstanding payable due to a majority shareholder totaling $100,000. As part of the August 9, 1999, an agreement was entered into with Jeff Johnson, whereby Mr. Johnson paid $100,000 directly to the majority shareholder. Pursuant to the agreement, as part of the Company's capital structure reorganization, Mr. Johnson received an option to purchase 5,000,000 shares of common stock at $.05 per share.

There is no plan to compensate directors for their services as a director of the Company. Presently, directors are not compensated. Only officers receive any compensation as noted above. However, Mr. McDonald did receive stock in lieu of compensation for his work as an initial director after the reorganization.

The Company does eventually intend to place its officers on a salary. However, no firm agreement has yet been reached as to a salary structure for either Mr. Johnson or Mr. Brehm as officers of the Company.

Item 7.  Interest of Management and Others in Certain Transactions

Office services are provided without charge by Mr. Johnson, the Chief Executive Officer. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Additionally, Jeff Johnson is the sole shareholder of Scope Operating Company. On April 11, 2000, the Company purchased a 25% undivided interest in the oil and gas lease which the Company acquired from Scope Operating Company. Scope Operating Company will remain as the operator of the lease. Scope Operating Company, and other working interest participants, are the holder's of the other 75% of the lease and will continue to own that portion of the leasehold.

Jeff Johnson, president and majority shareholder of the Company, is also the sole shareholder of Scope Operating Company. As noted above, Scope Operating Company is the operator for the Company's oil and gas property. Scope Operating Company receives the oil and gas revenue and pays the direct operating expenses of the property.

At December 31, 1998, the Company had an outstanding payable due to a majority shareholder totaling $100,000. During the year ended December 31, 1999, an agreement was entered into with Jeff Johnson, whereby he would obtain controlling interest in the Company. Mr. Johnson paid $100,000 directly to the shareholder. Pursuant to the agreement, the Company's capital structure was reorganized and Mr. Johnson received an option to purchase 5,000,000 shares of common stock at $.05 per share. As of November 30, 2000, Mr. Johnson had not exercised this option, however, Mr. Johnson holds an 30.23% interest in the Company.

Jeff Johnson, president and shareholder of the Company, is the sole shareholder of Scope Operating Company. Scope Operating Company is the operator for the Company's oil and gas property. Scope Operating Company receives the oil and gas revenue and pays the direct operating expenses of the property. The summary of transactions between Scope Operating Company and the Company for the four months and the year ended April 30, 2000, and the year ended December 31, 1999, are as follows:

                                                        APRIL 30,   December 31,
                                                          2000         1999
                                                      -----------   -----------
         Oil and gas revenue-working interest         $    2,469    $        -
         Less: lease operating expenses                      989             -
                                                      -----------   -----------
         Net income remitted to the Company           $    1,471    $        -
                                                      ===========   ===========

Effective April 11, 2000, the Company entered into an agreement to purchase a twenty-five percent working interest in an oil and gas property from Scope Operating Company. During April 2000, this property began its initial production. Pursuant to this agreement, the Company issued 625,000 of its unregistered, restricted stock.

The Company had an account receivable balance from Scope Operating Company in the amount of $1,471 at April 30, 2000.

Item 8.  Description of Securities

The aggregate number of shares which the Corporation shall have authority to issue shall consist of 10,000,000 shares of Common Stock having a $.05 par value. The Company is not authorized to issue preferred stock.

The Common Stock of the Company may be issued from time to time without prior approval by the stockholders. The Common Stock may be issued for such consideration as may be fixed from time to time by the Board of Directors.

        Each share of Common Stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at a meeting of the shareholders, including the election of directors. The holders of Common Stock (i) have equal, ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of our assets available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of our affairs; (iii) do not have preemptive or redemption provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders.

There are no provisions in the Articles or By Laws that would delay, defer or prevent a change in control of the Company.

The Company has the following securities issued and outstanding:



Free Trading Common Shares             149,070
to 1,673 Shareholders

Restricted Shares Issued for
Services Rendered August 9, 1999     1,200,000
to two shareholders

Restricted Shares Issued for
Oil & Gas Property August 9, 1999      625,000
to one shareholder

Restricted Shares Issued to
7 investors(1)                         560,000

Restricted Shares Issued to
Officers and Directors                 510,000
                                     ---------
Total Shares Outstanding:            3,307,070


(1) During the third quarter of 2000, the Company entered into a stock purchase agreement to sell common stock pursuant to Section 4(2) of the Securities & Exchange Act of 1933. The stock was sold to the following investors at $1.00 per share and a total of $560,000.00 was raised which was paid into the Company treasury. The stock is restricted and contains a legend condition and is not to be registered. A copy of the Stock Purchase Agreement is attached hereto as
Exhibit 10.. The names, addresses, number of shares purchased and the amount paid by each investor is set forth below:

Kevin Allodi
11445 79th Street
Burr Ridge, IL 60525            500,000 shares with $500,000.00 cash paid

John Austin
763 Holly Oak Drive
Palo Alto, CA 94303             15,000 shares with $15,000.00 cash paid

Eugene Baron
24061 Majestic
Oak Park, MI 48237              10,000 shares with $10,000.00 cash paid

Lena Hoffman
42160 Woodward, Apt. 19
Bloomfield, MI 48304            10,000 shares with $10,000.00 cash paid

Jerome Katz
1701 Strathcona Drive
Detroit, MI 48203                5,000 shares with $5,000.00 cash paid

Arnold Miles
31150 E. Huntley Sq.
Beverly Hills, MI 40825         10,000 shares with $10,000.00 cash paid

Robert Netzei
2700 Colonial Way
Bloomfield Hills, MI 48304      10,000 shares with $10,000.00 cash paid

PART II

Item 1. Market Price and Dividends on the Registrant's Common Equity and Other Shareholder Matters

The Company presently trades on the over the counter bulletin board [OTC:BB] under the ticker symbol SPIN. The following table shows the high and low bid over the last two years:

Bid Price
                                         High              Low
                                        -----------------------
1999
----
         First Quarter                  $  -0-          $  -0-
         Second Quarter                 $  -0-          $  -0-
         Third Quarter                  $ 4.20          $ 4.00
         Fourth Quarter                 $ 4.20          $ 4.00

2000
----
         First Quarter                  $ 4.20          $ 1.10
         Second Quarter                 $ 2.80          $ 1.10
         Third Quarter                  $ 2.40          $ 1.10
         Fourth Quarter                 $ 2.40          $  .52

Volume in the Company's stock has been extremely low and during certain extended periods, no trading has occurred at all.

No dividends have been paid to date and the Company's Board of Directors does not anticipate paying dividends in the foreseeable future.

Item 2.  Legal Proceedings

None

Item 3. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 4.  Recent Sales of Unregistered Securities

The Company authorized the following sales of securities pursuant to Section 4(2) of the Securities & Exchange Act of 1933, as amended, in exchange for assets, for services rendered in connection with the purchase of assets by the Company or were sold for cash paid into the treasury of the Company:

                                                                Number of
                                                                Shares Owned         Percentage
Title of Class        Name and Address                          Beneficially         Ownership
--------------        ----------------                          ------------         ----------
Common, $.05 Par      Scope Operating Company
                      808 S. College, Suite 300
                      McKinney, TX 75069                         625,000              18.89%
                      Sole Owner:
                      Jeff Johnson
                      808 S. College, Suite 300
                      McKinney, TX 75069

Common, $.05 Par      Jeff Johnson                             1,000,000              30.23%*
                      Chairman & Chief Executive Officer
                      808 S. College, Suite 300
                      McKinney, TX 75069

Common, $.05 Par      Neil Liebman, Esq.                         220,000               6.65%
                      24 Greenway Plaza, Suite 1826
                      Houston, TX 77046

Common, $.05 Par      Dwight Brehm                               500,000              15.12%
                      Secretary
                      808 S. College, Suite 300
                      McKinney, TX 75069

Common, $.05 Par      Ronald McDonald                             10,000               0.30%
                      Director
                      808 S. College, Suite 300
                      McKinney, TX 75069

                                          II-1


                                                                Number of
                                                                Shares Owned         Percentage
Title of Class        Name and Address                          Beneficially         Ownership
--------------        ----------------                          ------------         ----------

Common, $.05 Par      Group of 7 Investors
                      Discussed Above on Page 16                560,000              16.93%

*Jeff Johnson has the right to exercise 5,000,000 options for 5,000,000 shares of common stock at any time until August 9, 2001. If he were to exercise these options, the percentage of ownership would change from the present 30.23% to a maximum of 86.50% if all of the options were exercised. Jeff Johnson is Chairman of the Board of Directors and Chief Executive Officer of the Company. He is also President and the sole shareholder of Scope Operating Company which is the operator of the oil and gas property owned by the Company and is also a co-owner of that oil and gas property with the Company, Scope Operating Company, and other working interest participants, owning 75% of the oil and gas property and Scope Industries owning the other 25% of that same oil and gas property.
As noted above, Mr. Johnson holds an option to purchase an additional 5,000,000 shares of common stock in the Company by the payment of $250,000.00 which may be exercised at any time prior to August 9, 2001 after which time the option expires. Should Mr. Johnson exercise these options, then his ownership percentage in the Company would increase to 86.50% of the Company's outstanding shares.

Neil Liebman, Esq. is counsel to the Company and received 220,000 shares of stock in exchange for legal services which he rendered in connection with the purchase of Company assets and the stock reorganization

On August 9, 1999, the Company has issued the following options:

To S. Jeff Johnson, an option to purchase 5,000,000 shares at $.05 at any time within 2 years of August 9, 1999; to Harry F. Magnuson, an option to purchase 11,500 shares at $.05 at any time within 2 years of August 9, 1999; to Terry Dunne, an option to purchase 11,500 shares at $.05 at any time within 2 years of August 9, 1999; to Mark Absec, an option to purchase 500 shares at $.05 at any time within 2 years of August 9, 1999; to Dennis O'Brien, an option to purchase 500 shares at $.05 at any time within 2 years of August 9, 1999 to R. M. MacPhee, an option to purchase 500 shares at $.05 at any time within 2 years of August 9, 1999; and to Thomas R. Magnuson, an option to purchase 500 shares at $.05 at any time within 2 years of August 9, 1999. None of these options had been exercised as of April 20, 2000.

The other persons to whom options were issued were former officers and directors of the Company prior to its reorganization in August, 1999.

Item 5.  Indemnification of Directors and Officers

The Bylaws of the Company, filed as an Exhibit provides that the Company will indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in the Company's best interest and is a party by reason of his status as an officer or director, absent a finding of negligence or misconduct in the performance of duty.

Article V of the By Laws of the Company states as follows:

                                   "ARTICLE V

                                    INDEMNITY

The Corporation shall indemnify its directors, officers and employees as follows:

Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including legal fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

The Corporation shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable law.

The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article."

Part F/S

Item 1.  Financial Statements

The audited financial statements of the Company and related notes which are included in this offering have been examined by Hutton, Patterson & Company, CPAs, and have been so included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting.

The following documents are filed as part of this report:

a) Keystone Silver Mines, Inc.

                           KEYSTONE SILVER MINES, INC.

                          INDEPENDENT AUDITORS' REPORT
                            AND FINANCIAL STATEMENTS

                                 April 30, 2000
                           December 31, 1999 and 1998

                                TABLE OF CONTENTS


-------------------------------------------------------------------------------

                                                                          PAGE

INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS
    Balance Sheets                                                           2
    Statements of Loss                                                       4
    Statements of Changes in Shareholders' Equity                            5
    Statements of Cash Flows                                                 6
    Notes to Financial Statements                                            8
    Supplemental Information                                                14

-------------------------------------------------------------------------------

                          INDEPENDENT AUDITORS' REPORT

--------------------------------------------------------------------------------

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
Keystone Silver Mines, Inc.
McKinney, Texas

We have audited the accompanying balance sheets of Keystone Silver Mines, Inc., (an Idaho corporation) as of April 30, 2000, December 31, 1999 and December 31, 1998, and the related statements of income, changes in shareholders' equity and cash flows for the four months ended April 30, 2000, and for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in NOTE F, certain costs associated with the acquisition of oil and gas properties were previously classified as organization costs. For the year ended December 31, 1999, and the four months ended April 30, 2000, organization costs and the related accumulated amortization have been reclassified to oil and gas properties and the related accumulated depreciation, depletion, and amortization. These reclassifications have no impact on total assets, equity, or the net loss for any of the periods covered by this report.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Keystone Silver Mines, Inc. as of April 30, 2000, and December 31, 1999 and 1998, and the results of its operations and its cash flows for the four months ended April 30,2000, and for the years ended December 31, 1999 and 1998, in conformity with generally accepted accounting principles.

Hutton, Patterson & Company

June 5, 2000 (Except NOTE F, which is dated December 19, 2000)
Dallas, Texas


                                               KEYSTONE SILVER MINES, INC.
                                                     Balance Sheets
                                     April 30, 2000, and December 31, 1999 and 1998

-----------------------------------------------------------------------------------------------------------------------------------
                                                         ASSETS
                                                                         APRIL 30,           December 31,           December 31,
                                                                           2000                  1999                  1998
                                                                     ------------------    ------------------    ------------------
                                                                          RESTATED              RESTATED
                                                                          (NOTE F)              (NOTE F)
                                                                     ------------------    ------------------    ------------------
CURRENT ASSETS
    Account receivable, related party                                $           1,471     $               -     $               -
                                                                     ------------------    ------------------    ------------------

PROPERTY AND EQUIPMENT
    Oil and gas properties (successful efforts)                                 82,500                20,000                     -
    Less accumulated depreciation, depletion, and amortization                   1,589                     -                     -
                                                                     ------------------    ------------------    ------------------
      NET PROPERTY AND EQUIPMENT                                                80,911                20,000                     -
                                                                     ------------------    ------------------    ------------------

OTHER ASSETS
    Deferred tax asset, net of allowance of $22,296                                  -                     -                     -
                                                                     ------------------    ------------------    ------------------

                                                                     $          82,382     $          20,000     $               -
                                                                     ==================    ==================    ==================


                                                       (CONTINUED)


                                               KEYSTONE SILVER MINES, INC.
                                               Balance Sheets (CONTINUED)
                                     April 30, 2000, and December 31, 1999 and 1998

------------------------------------------------------------------------------------------------------------------------------------

                                          LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                          APRIL 30,           December 31,           December 31,
                                                                            2000                  1999                  1998
                                                                     ------------------    ------------------    ------------------
CURRENT LIABILITIES
    Account payable, shareholder                                     $               -     $               -     $         100,000
                                                                     ------------------    ------------------    ------------------

      TOTAL LIABILITIES                                                              -                     -               100,000
                                                                     ------------------    ------------------    ------------------

SHAREHOLDERS' EQUITY
    Common stock, $0.05 par, 10,000,000 shares authorized,
      1,974,070 and 349,070 shares outstanding, respectively                    98,703                17,453               451,743
    Additional paid-in capital                                                 521,959               440,709               (13,581)
    Outstanding stock options                                                  100,000               100,000                     -
    Retained deficit                                                          (638,280)             (538,162)             (538,162)
                                                                     ------------------    ------------------    ------------------
      TOTAL SHAREHOLDERS' EQUITY                                                82,382                20,000              (100,000)
                                                                     ------------------    ------------------    ------------------

                                                                     $          82,382     $          20,000     $               -
                                                                     ==================    ==================    ==================

                                       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                                             OF THESE FINANCIAL STATEMENTS.


                                               KEYSTONE SILVER MINES, INC.
                                                   Statements of Loss
                                      For the Four Months Ended April 30, 2000, and
                                     For the Years Ended December 31, 1999 and 1998

------------------------------------------------------------------------------------------------------------------

                                                        APRIL 30,           December 31,          December 31,
                                                          2000                  1999                  1998
                                                    ------------------    ------------------    ------------------
REVENUE
    Oil and gas revenue                             $           2,460     $               -     $               -
                                                    ------------------    ------------------    ------------------

EXPENSES
    Lease operating expense                                       989                     -                     -
    Depreciation, depletion, and amortization                   1,589                     -                     -
    Consulting expense                                        100,000                     -                     -
    General and administrative                                      -                     -                 3,501
                                                    ------------------    ------------------    ------------------
    TOTAL EXPENSES                                            102,578                     -                 3,501
                                                    ------------------    ------------------    ------------------

NET LOSS BEFORE PROVISION FOR INCOME TAXES                   (100,118)                    -                (3,501)

PROVISION FOR INCOME TAXES                                          -                     -                     -
                                                    ------------------    ------------------    ------------------

    NET LOSS                                        $        (100,118)    $               -     $          (3,501)
                                                    ==================    ==================    ==================

LOSS PER SHARE:
    Basic                                           $           (0.05)    $               -     $               -
                                                    ==================    ==================    ==================
    Diluted                                         $           (0.01)    $               -     $               -
                                                    ==================    ==================    ==================

                                       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                                             OF THESE FINANCIAL STATEMENTS.

                                                            4


                                               KEYSTONE SILVER MINES, INC.
                                      Statements of Changes in Shareholders' Equity
                                      For the Four Months Ended April 30, 2000, and
                                     For the Years Ended December 31, 1999 and 1998

------------------------------------------------------------------------------------------------------------------------------

                                                                         Discount/
                                                          Common        Additional    Outstanding     Retained
                                             Shares        Stock      Paid-in Capital Stock Options     Deficit     Total
                                          -------------  -----------  --------------- --------------  ----------- -----------
Balance, December 31, 1997                   9,034,868   $  451,743   $      (13,581) $           -   $ (534,661)  $ (96,499)
Net loss                                             -            -                -              -       (3,501)     (3,501)
                                          -------------  -----------  --------------- --------------  ----------- -----------

Balance, December 31, 1998                   9,034,868      451,743          (13,581)             -     (538,162)   (100,000)

Reverse stock split                         (8,905,798)    (445,290)         445,290              -            -           -
Stock options issued for reduction
    of payable to shareholder                        -            -                -        100,000            -     100,000
Shares issued for services related to the      220,000       11,000            9,000              -            -      20,000
    acquisition of oil and gas properties
Net loss                                             -            -                -              -            -           -
                                          -------------  -----------  --------------- --------------  ----------- -----------

Balance, December 31, 1999                     349,070       17,453          440,709        100,000     (538,162)     20,000

SHARES ISSUED FOR ACQUISITION
    OF OIL AND GAS PROPERTIES                  625,000       31,250           31,250              -            -      62,500
SHARES ISSUED FOR SERVICES                   1,000,000       50,000           50,000              -            -     100,000
NET LOSS                                             -            -                -              -     (100,118)   (100,118)
                                          -------------  -----------  --------------- --------------  ----------- -----------

BALANCE, APRIL 30, 2000                   $  1,974,070   $   98,703   $      521,959  $     100,000   $ (638,280)  $  82,382
                                          =============  ===========  =============== ==============  =========== ===========

                                       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                                             OF THESE FINANCIAL STATEMENTS.

                                                            5


                                               KEYSTONE SILVER MINES, INC.
                                                Statements of Cash Flows
                                      For the Four Months Ended April 30, 2000, and
                                     For the Years Ended December 31, 1999 and 1998

------------------------------------------------------------------------------------------------------------------------
                                                               APRIL 30,          December 31,          December 31,
                                                                 2000                 1999                  1998
                                                           ------------------   ------------------    ------------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss                                               $        (100,118)   $               -     $          (3,501)
    Adjustment to reconcile net loss to net cash
      provided by operating activities
        Depreciation, depletion, and amortization                      1,589                    -                     -
        Services acquired with common stock                          100,000                    -                     -
        Changes in assets and liabilities:
           Increase in account receivable, related party              (1,471)                   -                     -
           Increase in account payable, shareholder                        -                    -                 3,501
                                                           ------------------   ------------------    ------------------
    Net cash flows provided by operating activities                        -                    -                     -
                                                           ------------------   ------------------    ------------------

CASH FLOWS FROM INVESTING ACTIVITIES                                       -                    -                     -
                                                           ------------------   ------------------    ------------------

CASH FLOWS FROM FINANCING ACTIVITIES                                       -                    -                     -
                                                           ------------------   ------------------    ------------------

NET INCREASE IN CASH                                                       -                    -                     -

CASH, beginning                                                            -                    -                     -
                                                           ------------------   ------------------    ------------------

CASH, ending                                                $              -    $               -     $               -
                                                           ==================   ==================    ==================

                                                       (CONTINUED)

                                                            6


                                               KEYSTONE SILVER MINES, INC.
                                          Statements of Cash Flows (CONTINUED)
                                      For the Four Months Ended April 30, 2000, and
                                     For the Years Ended December 31, 1999 and 1998

-------------------------------------------------------------------------------------------------------------------------------

                                                                      APRIL 30,           December 31,         December 31,
                                                                        2000                  1999                 1998
                                                                  ------------------    ------------------   ------------------

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING
    AND FINANCING ACTIVITIES

    Shares issued for services related to acquisition of assets   $               -     $          20,000    $               -
                                                                  ==================    ==================   ==================
    Shares issued for acquisition of oil and gas properties       $          62,500     $               -    $               -
                                                                  ==================    ==================   ==================
    Shares issued for services                                    $         100,000     $               -    $               -
                                                                  ==================    ==================   ==================
    Options issued for reduction in payable to shareholder        $               -     $         100,000    $               -
                                                                  ==================    ==================   ==================

                                       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                                             OF THESE FINANCIAL STATEMENTS.

                                                            7

                           KEYSTONE SILVER MINES, INC.
                          Notes to Financial Statements

--------------------------------------------------------------------------------

NOTE A -       SIGNIFICANT ACCOUNTING POLICIES

               Organization
               ------------

               Keystone Silver Mines, Inc. (the Company), was originally incorporated in the State of Idaho on July 19, 1954, as Uranium Exploration Company, and changed its name to Uranium Discovery & Developmment Company on October 18, 1954, for the purpose of exploring and developing uranium properties in Utah and acquiring mining claims and exploring for silver and lead in Shoshone County, Idaho and Mineral County, Montana. In 1962, the Company changed its name to Keystone Silver Mines, Inc.

               In 1993, the mining laws in the U.S. were changed with the result that the Bureau of Land Management (BLM) placed a $200 fee per unpatented mining claim for that year with an annual fee of $100 per mining claim thereafter. The Board of Directors decided in 1993 that the Company could not afford the annual fees to the BLM and, therefore, dropped all but ten of the unpatented claims. Subsequently, the remaining value of the claims was reduced to zero.

               Effective August 9, 1999, the Company affected a reverse stock split. At that date 9,034,868 shares of common stock were outstanding. These shares were canceled and converted at a ratio of 1 share of Keystone Silver Mines, Inc. common stock for every 70 shares of Keystone Silver Mines, Inc. common stock outstanding.

               Business Activity
               -----------------

               The Company is principally engaged in the production of oil and gas. The Company owns a working interest in an oil and gas property located in Kansas. The Company is planning to acquire and develop oil and gas properties within the mid-continent region of the United States.

               Estimates
               ---------

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                   (CONTINUED)

                           KEYSTONE SILVER MINES, INC.
                    Notes to Financial Statements (CONTINUED)

--------------------------------------------------------------------------------

NOTE A -      SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

              Cash and Cash Equivalents
              -------------------------

              The Company considers certificate of deposits and other investments with maturities of less than three months to be cash equivalents. The Company currently holds no cash equivalents.

              Earnings Per Share
              ------------------

              Basic earnings per share is calculated based upon the weighted average of outstanding common stock. Diluted earnings per share is calculated based upon the weighted average of outstanding common stock plus any outstanding stock options or stock warrants. At April 30, 2000, the Company had 5,025,000 options outstanding (NOTE E). At December 31, 1999 and 1998, there were no options outstanding.

              Oil and Gas Properties
              ----------------------

              The Company follows the successful efforts method of accounting for its oil and gas producing activities. Under the successful efforts method, the Company capitalizes all oil and gas leasehold acquisition costs. For unproved properties, leasehold impairment is recognized based upon an individual property assessment and exploration experience. Upon discovery of commercial reserves, such leasehold costs are transferred to proved properties.

              Geological and geophysical expenses, production costs, and overhead are charged against income as incurred. Exploratory drilling costs are capitalized when incurred. If exploratory wells are determined to be unsuccessful (dry holes), applicable costs are expensed. Costs incurred to drill and equip developmental wells, including unsuccessful development wells, are capitalized.

              Expenditures related to extensive well workover projects are capitalized upon determining that the workover resulted in significantly increased proved reserves. All other workover costs are expensed as incurred. These costs include those for deepening existing producing wells within the same producing formation when such operations are conducted for the purpose of restoring efficient operating conditions as well as other repairs, reconditioning, or reworking costs of wells already drilled and operating.

              Depreciation, depletion, and amortization of the cost of proved producing oil and gas properties, including wells and related equipment and facilities, are determined by the units-of-production method based on quantities produced as a percent of estimated proved recoverable reserves. Depreciation, depletion, and amortization was $1,589 for the four months ended April 30, 2000. There was no depreciation, depletion, or amortization for the years ended December 31, 1999 and 1998.

                                   (CONTINUED)

                           KEYSTONE SILVER MINES, INC.
                    Notes to Financial Statements (CONTINUED)

--------------------------------------------------------------------------------

NOTE A -      SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

              Oil and Gas Properties (CONTINUED)
              ----------------------

              When complete units of depreciable property are retired or sold, the asset cost and related accumulated depreciation and depletion are eliminated with any gain or loss reflected in income.

              Impairment of Long-Lived Assets
              -------------------------------

              The Company accounts for its long-lived assets under the provision of SFAS No. 121 which requires the Company to review its long-lived assets to determine if the carrying amounts of its long-lived assets are recoverable. The Company reviews its oil and gas properties for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The Company uses the future undiscounted cash flows from each oil and gas property to evaluate the future recoverability of the property's carrying amount. If the carrying amount is not recoverable, an impairment loss is recognized. The Company has recorded no impairment losses for the years ended December 31, 1998 or 1999, or for the four months ended April 30, 2000.

              Revenue Recognition
              --------------------

              The Company recognizes revenue associated with sales of crude oil and natural gas. Such revenue is recorded when title pases to the customer. The Company has entered into an agreement to sell all of the production from the Company's sole oil and gas property, the Felts lease, to Cooperative Refining, LLC. This agreement can be terminated at any time by either party. However, management is confident that there is a ready market for the sale of crude oil produced from the Felts lease for the remainder of the lease's life. Revenues are collected by Scope Operating Company, the operator, as described at NOTE B. Direct operating expenses are paid from the revenue proceeds by the operator and the net revenue is remitted to the Company.

              Federal Income Taxes
              --------------------

              The Company accounts for federal income taxes under the provisions of SFAS No. 109 which requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis. In addition, the recognition of future tax benefits, such as net operating loss carryforwards, are required to the extent that realization of such benefits are more likely.

                                       10
                           KEYSTONE SILVER MINES, INC.
                    Notes to Financial Statements (CONTINUED)

--------------------------------------------------------------------------------

NOTE B -      RELATED PARTY TRANSACTIONS

              At December 31, 1998, the Company had an outstanding payable due to a majority shareholder totaling $100,000. During the year ended December 31, 1999, an agreement was entered into with Jeff Johnson, whereby he would obtain controlling interest in the Company. Mr. Johnson paid $100,000 directly to the shareholder. Pursuant to the agreement, the Company's capital structure was reorganized as discussed at NOTE A and Mr. Johnson received an option to purchase 5,000,000 shares of common stock at $.05 per share. As of April 30, 2000, Mr. Johnson has not exercised this option, however, Mr. Johnson holds an 82% interest in the Company as of April 30, 2000. (NOTE E)

              Jeff Johnson, president and shareholder of the Company, is the sole shareholder of Scope Operating Company. Scope Operating Company is the operator for the Company's oil and gas property. Scope Operating Company receives the oil and gas revenue and pays the direct operating expenses of the property. The summary of transactions between Scope Operating Company and the Company for the four months and the year ended April 30, 2000, and the years ended December 31, 1999 and 1998, are as follows:

                                                         APRIL 30,  December   December
                                                          2000 31,   1999 31,    1998
                                                          --------  ---------  ---------
                  Oil and gas revenue-working interest    $ 2,460   $      -   $      -
                  Less: lease operating expenses              989          -          -
                                                          --------  ---------  ---------
                  Net income remitted to the Company      $ 1,471   $      -   $      -
                                                          =======   =========  =========

              Effective April 11, 2000, the Company entered into an agreement to purchase a twenty-five percent working interest in an oil and gas property from Scope Operating Company. Pursuant to this agreement, the Company issued 625,000 of its unregistered, restricted common stock at the historical cost basis of the property as reported by Scope Operating Company. This value of $62,500, also approximates the discounted value of the Company's unregistered common stock. This property had no production from 1995 through March 2000, causing the lease to expire. During April 2000, this property began production under a new lease.

              The Company had an account receivable balance from Scope Operating Company in the amount of $1,471 at April 30, 2000.

                           KEYSTONE SILVER MINES, INC.
                    Notes to Financial Statements (CONTINUED)

--------------------------------------------------------------------------------

NOTE C -      FEDERAL INCOME TAX AND DEFERRED FEDERAL INCOME TAX

              Due to a current net operating loss, the Company has no current liability for state or federal income taxes. The Company has no significant temporary differences between financial statement carrying amounts and their respective tax basis resulting in deferred taxes. The Company has an aggregate net operating loss carryforward of $100,118, which will expire in 2020. A deferred tax asset of $22,296 related to the net operating loss carryforward has been recorded; however, a valuation allowance has been provided for the entire balance of this deferred tax asset. Therefore, the provision for income taxes for the four months ended April 30, 2000, is zero.

              As discussed in NOTE B, there was a significant change in ownership during the year ended December 31, 1999. Pursuant to Internal Revenue regulations, the benefit of any net operating losses accumulated prior to the change in ownership will be lost.

NOTE D -      COMMITMENTS AND CONTINGENCIES

              The exploration, development, and production of oil and gas is subject to various federal and state laws and regulations to protect the environment. Various state and governmental agencies are considering or have adopted laws and regulations regarding environmental control which could adversely affect the business of the Company. Compliance with such legislation and regulations, together with penalties resulting from noncompliance therewith, will increase the cost of oil and gas development and production. Some of these costs may ultimately be borne by the Company.

              As a part of the agreement with Jeff Johnson (NOTE B), options were issued for the purchase of 5,025,000 shares of post-split common stock at $0.05 per share. Jeff Johnson received 5,000,000 of the options and various other individuals received the remaining 25,000 options. The options expire August 9, 2001. As of April 30, 2000, none of the options have been exercised.

                           KEYSTONE SILVER MINES, INC.
                    Notes to Financial Statements (CONTINUED)

--------------------------------------------------------------------------------

NOTE E -      CONCENTRATIONS

              One customer accounted for all of the Company's oil and gas sales for the four months ended April 30, 2000.


NOTE F -      RESTATEMENT

              Certain costs associated with the acquisition of oil and gas properties were previously classified as organization costs. For the year ended December 31, 1999 and for the four months ended April 30, 2000, "organization costs" of $20,000 have been reclassified to "oil and gas properties (successful efforts)." For the four months ended April 30, 2000, "accumulated amortization, organization costs" have been reclassified to "accumulated depreciation, depletion, and amortization." These reclassifications have no impact on total assets, equity, or the net loss for any of the periods presented in these financial statements.

                            SUPPLEMENTAL INFORMATION

                          INDEPENDENT AUDITORS' REPORT
                           ON SUPPLEMENTAL INFORMATION

--------------------------------------------------------------------------------

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
Keystone Silver Mines, Inc.

The supplemental information related to oil and gas producing activities, reserves, and the standardized measure of discounted future net cash flows on pages 15 through 20 is not a required part of the basic financial statements of Keystone Silver Mines, Inc., but is supplementary information required by the Financial Accounting Standards Board. We have applied certain limited procedures, which consisted principally of inquiries of management regarding the methods of measurement and presentation of the supplemental information. However, we did not audit the information and express no opinion on it.


Hutton, Patterson & Company


June 5, 2000
Dallas, Texas

                           KEYSTONE SILVER MINES, INC.
                 Supplemental Information (UNAUDITED)(CONTINUED)
                  For the Four Months Ended April 30, 2000, and
                 For the Years Ended December 31, 1999 and 1998

--------------------------------------------------------------------------------

Reserve Information
-------------------

The following estimates of proved and unproved developed reserve quantities and related standardized measure of discounted net cash flows are estimates only, and do not purport to reflect realizable values or fair market values of the Company's reserves. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of producing oil and gas properties. Accordingly, these estimates are expected to change as future information becomes available. All of the Company's reserves are located in the United States.

Proved reserves are estimated reserves of crude oil (including condensate and natural gas liquids) and natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those expected to be recovered through existing wells, equipment, and operating methods.

The standardized measure of discounted future net cash flows is computed by applying year-end prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements) to the estimated future production of proved oil and gas reserves, less estimated future expenditures (based on year-end costs) to be incurred in developing and producing the proved reserves to be incurred on net cash flows, and assuming continuation of existing economic conditions. The estimated future net cash flows are then discounted using a rate of 10 percent a year to reflect the estimated timing of the future cash flows.

                                   (CONTINUED)

Part III

Item 1.  Index to Exhibits

Exhibit
Number       Title
--------     ------

3.1      Articles of Incorporation*

3.2a     Change of Name*

3.2b     Change of Name*

3.3      Amended By Laws

10.1     Assignment of Oil & Gas Lease*

10.2     Revised Division Order

10.3     Purchase & Sales Agreement

10.4     Resolutions of Board of Directors

10.5     Stock Purchase Agreement

27       Financial Data Schedule

99.1     Appraisal of Ronald L. Cook, P.E. dated May 25, 2000

99.2     List of All Participants in Felts Lease

All items noted with a * were previously attached to the original filing of this Registration Statement.

Item 2.  Description of Exhibits

3.1 Articles of Incorporation - the Articles of Incorporation for Uranium Exploration Company, the original name of Scope Industries, Inc.

3.2a Amendment to Articles of Incorporation Changing Name from Uranium Exploration Company to Uranium Discovery & Development Company

3.2b Amendment to Articles of Incorporation Changing Name from Uranium Discovery & Development Company to Keystone Silver Mines, Inc.

3.3      Amended By Laws - By Laws for Keystone Silver Mines, Inc.

3.4 Purchase & Sale Agreement regarding Keystone Silver Mines, Inc. and corporate resolutions in connection therewith

10.1 Assignment of Oil & Gas Lease - Assignment of 25% undivided interest in Oil & Gas Lease from Scope Operating Co., Inc. to Scope Industries, Inc.

10.2 Revised Division Order is an Order providing for the payment of monies to The Land Owner and to Scope Operating Company from oil revenues received.

10.3     Purchase & Sale Agreement regarding Keystone Silver Mines, Inc.

10.4 Resolution of Board of Directors whereby certain officers and Directors resigned, others were appointed, authorizing issuance of Various Stock Options and the 70 to 1 Reverse Split

10.5     Stock Purchase Agreement  whereby the Company sold stock
         To qualified investors

27       Financial Data Schedule

99.1 Appraisal of Ronald L. Cook, Professional Engineer making a valuation for the Oil & Gas Lease owned by Keystone Silver Mines, Inc. and setting the value at $447,144.00.

99.2     List of All Participants in Felts Lease

                                            III-1

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  Scope Industries, Inc.
                                  (Registrant)


Date: January 4, 2001                  By: /s/ S. Jeff Johnson
                                       -----------------------
                                        S. Jeff Johnson
                                        President



                                      III-2